920 MASSACHUSETTS AVENUE, NW SUITE 900 WASHINGTON, DC 20001 PHONE: 202.508.3400 FAX: 202.508.3402
www.bakerdonelson.com

Terrence O. Davis, Shareholder
Direct Dial: 202.654.4514
Direct Fax: 202.508.3402
E-Mail Address: todavis@bakerdonelson.com

January 29, 2014

VIA EDGAR
==========
Mr. Derek Newman
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Starboard Investment Trust (“Trust”) (File Nos. 333-159484 and 811-22298) for the QCI Balanced Fund, a series of the Trust

Dear Mr. Newman:

At your request, we are submitting this letter on behalf of the Trust to the Securities and Exchange Commission (the "SEC") through the EDGAR system.  The purpose of this letter, is to respond to the oral comments you provided to the undersigned on December 30, 2013, in connection with the review conducted by the staff of the SEC (the "Staff") of the registration statement filed with the SEC by the Trust in connection with the QCI Balanced Fund, a series of the Trust, on December 30, 2013.

Set forth below is a summary of the Staff’s comments and the response of the Trust to each such comment.

SEC Review Comments

1.	Comment. Provide Tandy reps as part of our response letter

Response.  Please see the Tandy representations included below.

2.	Comment. Please revise the numbering of the footnotes of the fees and expenses table.

Response.  The disclosure has been revised as requested.

3.	Comment. Please revise the net annual fund operating expenses to reflect acquired fund fees and expenses.

Response.  The disclosure has been revised as requested.

4.	Comment. Please confirm that the expense example assumes that the fee waiver will be in place for only one year.

Response.  We confirm that the expense example assumes that the waiver will only remain in effect for one year.

5.
Comment.  Please revise Footnote 2 to the fees and expense table to clarify that net annual operating may be greater as a result of any acquired fund fees or expenses or other expenses excluded from the waiver.

Response.  The disclosure has been revised as requested.

6.	Comment. Please add disclosure regarding the expense example that the example assumes the fee waiver will only remain in effect for one year.

Response.  The disclosure has been revised as requested.

7.	Comment. Please reconcile the investment objective as stated in the principal strategy section.

Response.  The disclosure has been revised as requested.

8.	Comment. Please confirm whether the Fund will be diversified.

Response.  The disclosure has been revised as requested.

9.	Comment. Please revise the disclosure regarding the Fund’s use of derivatives, including the types of derivatives planned to be used.

Response.  The disclosure has been revised as requested.

10.	Comment. Please clarify the allocation of the Fund’s assets among fixed income and equity securities.

Response.  The disclosure has been revised as requested.

11.	Comment. Please confirm the Fund will invest in securities of issuers outside the United States.

Response.  The Fund will not invest to a material extent in issuers outside the United States.

12.	Comment. Please confirm whether the 10% holdings in cash disclosure applies to the Fund’s total or net assets.

Response.  The disclosure has been revised as requested.

13.	Comment. Please revise Principal Risks to include risks related to fixed income securities.

Response.  The disclosure has been revised as requested.

14.	Comment. Please revise the derivatives risk disclosure and remove risk language relating to strategy.

Response.  The disclosure has been revised as requested.

15.           Comment.  Please confirm whether performance information will be posted on the fund’s website.

Response.  We confirm interim performance information will not be posted on the Fund’s website

16.	Comment. Please confirm the minimum subsequent investment amount.

Response.  The disclosure has been revised as requested.

17.	Comment. Please include disclosure regarding the Fund’s status as a commodity pool.

Response.  The disclosure has been revised as requested.

18.	Comment. Please confirm whether securities lending will be a principal investment strategy of the Fund.

Response.  We confirm that securities lending will not be a principal investment strategy of the Fund.

19.	Comment. Please revise the disclosure regarding information on the approval of the advisory contract to state that such information can be found once available.

Response.  The disclosure has been revised as requested.

20.	Comment. Please reconcile the share class name in the Prospectus

Response.  The disclosure has been revised as requested.

21.	Comment. Please include the disclosure regarding 12b-1 payments being paid out of fund assets required by Rule 12b-2.

Response.  The disclosure has been revised as requested.

22.	Comment. Please remove references to sales charges.

Response.  The disclosure has been revised as requested.

23.	Comment. Please provide disclosure regarding valuation of securities with maturities in excess of 60 days.

Response.  The disclosure has been revised as requested.

24.	Comment. Please clarify the disclosure regarding the valuation committee

Response.  The disclosure has been revised as requested.

25.	Comment. Please confirm the account amounts which may trigger automatic redemptions by the Fund.

Response.  The disclosure has been revised as requested.

26.	Comment. Please revise the Fund’s disclosure in the SAI regarding the status of the Fund as a “fund of funds.”

Response.  The disclosure has been revised as requested.

27.	Comment. Please include disclosure regarding the Fund’s status as a commodity pool.

Response.  The disclosure has been revised as requested.

28.	Comment. Please include disclosure regarding the Fund’s status as a commodity pool in the SAI as referenced above for the Prospectus.

Response.  The disclosure has been revised as requested.

29.	Comment. Please include disclosure regarding derivatives regarding the potential for regulatory changes.

Response.  The disclosure has been revised as requested.

30.	Comment. Please include disclosure regarding derivatives regarding the potential for regulatory changes.

Response.  The disclosure has been revised as requested.

31.	Comment. Please revise the SAI’s disclosure regarding the use of commodities to be consistent with the Prospectus.

Response.  The disclosure has been revised as requested.

32.	Comment. Please add disclosure regarding how the Advisor will allocate aggregated trade for multiple accounts with respect to particular trades, such as IPOs.

Response.  The disclosure has been revised as requested.

33.	Comment. Please revise the disclosure of the trustees to reflect that all trustees are independent.

Response.  The disclosure has been revised as requested.

34.	Comment. Please confirm whether the Fund’s Distributor is covered under Rule 17j-1 or whether disclosure regarding the Distributor’s code of ethics is required.

Response.  We confirm that the such disclosure is not required under Rule 17j-1.

35.	Comment. Please provide disclosure of the material aspects of the Fund’s 12b-1 plan.

Response.  The disclosure has been revised as requested.

36.	Comment. Please provide additional disclosure regarding portfolio managers’ compensation, including the structure of such compensation.

Response.  The disclosure has been revised as requested.

37.	Comment. Please add disclosure regarding how the Advisor will allocate trade for multiple accounts with respect to particular investment opportunities, such as IPOs.

Response.  The disclosure has been revised as requested.

38.	Comment. Please provide disclosure in the SAI regarding pricing for instruments with maturities in excess of 60 days.

Response.  The disclosure has been revised as requested.

*           *           *

Notwithstanding the comments received from the staff of the Securities and Exchange Commission, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

2.
Should the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

3.
The action of the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.	The Trust may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at 202.654.4614.  Thank you in advance for your consideration.

Sincerely,

/s/Terrence O. Davis
Terrence O. Davis